United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33503	CUSIP Number 81662W 10 8
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

SemGroup Energy Partners, L.P.
Full Name of Registrant
N/A
Former Name if Applicable
Two Warren Place, 6120 South Yale Avenue, Suite 500
Address of Principal Executive Office (Street and Number)
Tulsa, Oklahoma 74136
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SemGroup Energy Partners, L.P. (the “Partnership”) was unable to file its Form 10-Q for the period ended March 31, 2009 by the May 11, 2009 due date.

As previously disclosed, SemGroup, L.P. (the “Private Company”) and certain of its subsidiaries filed voluntary petitions (the “Bankruptcy Filings”) for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on July 22, 2008. While none of the Partnership, its general partner, the Partnership’s subsidiaries nor the subsidiaries of the general partner were party to the Bankruptcy Filings, for the twelve months ended December 31, 2008, the Partnership derived approximately 73% of its revenues, excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks, from services it provided to the Private Company and the Private Company’s subsidiaries. In addition, as also previously disclosed, the Partnership has received a subpoena pursuant to a formal order of investigation from the Securities and Exchange Commission (the “SEC”), has received a Grand Jury subpoena, and has been named as a defendant in several securities class action lawsuits. These class action lawsuits allege, among other things, that the Partnership failed to disclose that the Private Company was engaged in high-risk crude oil hedging transactions that could affect its ability to continue as a going concern or that the Private Company was suffering from liquidity problems.

The Private Company’s Bankruptcy Filings have had and may in the future continue to have a number of impacts on the Partnership’s business and management.

As previously disclosed in a current report on Form 8-K filed with the SEC on April 10, 2009, the Bankruptcy Court held a hearing on March 12, 2009 and approved the transactions contemplated by a term sheet (the “Settlement Term Sheet”) relating to the settlement of certain matters between the Private Company and the Partnership (the “Settlement”). The Bankruptcy Court entered an order approving the Settlement upon the terms contained in the Settlement Term Sheet on March 20, 2009. The Partnership and the Private Company executed definitive documentation, in the form of a master agreement (the “Master Agreement”), dated April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009, and certain other transaction documents to effectuate the Settlement and that superseded the Settlement Term Sheet. The Bankruptcy Court entered an order approving the Master Agreement and the Settlement on April 7, 2009.

Among other items, the Settlement included the following transactions:

• the Partnership transferred certain crude oil storage assets located in Kansas and northern Oklahoma to the Private Company;

• the Private Company transferred ownership of 355,000 barrels of crude oil tank bottoms and line fill to the Partnership;

• the Private Company rejected the Throughput Agreement;

• the Partnership and one of its subsidiaries have a $20 million unsecured claim against the Private Company and certain of its subsidiaries relating to rejection of the Throughput Agreement;

• the Partnership and the Private Company entered into a new throughput agreement pursuant to which the Partnership provides certain crude oil gathering, transportation, terminalling and storage services to the Private Company;

• the Partnership offered employment to certain crude oil employees;

• the Private Company transferred its asphalt assets that are connected to the Partnership’s asphalt assets to the Partnership;

• the Private Company rejected the Terminalling Agreement;

• a subsidiary of the Partnership has a $35 million unsecured claim against the Private Company and certain of its subsidiaries relating to rejection of the Terminalling Agreement;

• the Partnership and the Private Company entered into a new terminalling agreement pursuant to which the Partnership provides liquid asphalt cement terminalling and storage services for the Private Company’s remaining asphalt inventory;

• the Private Company agreed to remove all of its remaining asphalt inventory from the Partnership’s asphalt storage facilities no later than October 31, 2009;

• the Private Company will be entitled to receive 20% of the proceeds of any sale by the Partnership of any of the asphalt assets transferred to the Partnership in connection with the Settlement that occurs prior to December 31, 2009;

• the Private Company rejected the Amended Omnibus Agreement;

• the Partnership and the Private Company entered into a Shared Services Agreement pursuant to which the Private Company provides certain operational services for the Partnership;

• other than as provided above, the Partnership and the Private Company entered into mutual releases of claims relating to the rejection of the Terminalling Agreement, the Throughput Agreement and the Amended Omnibus Agreement;

• certain pre-petition claims by the Private Company and the Partnership were netted and waived;

• the Private Company and the Partnership resolved certain remaining issues related to the contribution of crude oil assets to the Partnership in connection with the Partnership’s initial public offering, the Partnership’s acquisition of the Acquired Asphalt Assets, the Partnership’s acquisition of the Acquired Pipeline Assets and the Partnership’s acquisition of the Acquired Storage Assets, including the release of claims relating to such acquisitions; and

• the Partnership and the Private Company entered into a Trademark License Agreement that provides the Partnership with a non-exclusive, worldwide license to use certain trade names, including the name “SemGroup”, and the corresponding mark until December 31, 2009, and the Private Company waived claims for infringement relating to such trade names and mark prior to the date of such license agreement.

In addition, due to events related to the Bankruptcy Filings, events of default occurred under the Partnership’s credit agreement. In connection with the Settlement, the Partnership and the requisite lenders under the Partnership’s secured credit facility entered into entered into a Consent, Waiver and Amendment to Credit Agreement (the “Credit Agreement Amendment”), dated as of April 7, 2009, under which, among other things, the lenders consented to the Settlement and waived all existing defaults and events of default described in the Partnership’s forbearance agreement and amendments thereto. The Credit Agreement Amendment is more fully described in the current report on Form 8-K filed with the SEC on April 10, 2009.

As previously disclosed, the Partnership’s common units were delisted from the Nasdaq Global Market (“Nasdaq”) effective at the opening of business on February 20, 2009 due to the Partnership’s failure to timely file its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008. The Partnership’s common units are currently traded on the Pink Sheets, which is an over-the-counter securities market, under the symbol SGLP.PK. The Partnership continues to work to become compliant with its SEC reporting obligations and intends to promptly seek the relisting of its common units on Nasdaq as soon as practicable after it has become compliant with such reporting obligations. However, there can be no assurances that the Partnership will be able to relist its common units on Nasdaq or any other national securities exchange and the Partnership may face a lengthy process to relist its common units if it is able to relist them at all.

Also as previously disclosed, on October 14, 2008, the United States Trustee appointed Louis J. Freeh, former director of the Federal Bureau of Investigation, as the examiner to investigate the Private Company’s trading strategies as well as certain “insider transactions.” On April 15, 2009, the examiner filed a report summarizing the findings of his investigation with the Bankruptcy Court (the “Examiner’s Report”).

The Examiner’s Report identified potential claims or causes of action against current officers of our general partner who were former officers of the Private Company, including, without limitation, (i) against Kevin L. Foxx for his failure to develop a suitable risk management policy or integrate a suitable risk management policy into the Private Company’s business controls, and for his failure to comply with the risk management policy that did exist, thereby subjecting the Private Company to increased risk and (ii) against Alex Stallings for his failure to stop Thomas L. Kivisto from engaging in trading activity on his own behalf through Westback Purchasing Company, L.L.C., a limited liability trading partnership that Mr. Kivisto owned and controlled, thereby subjecting the Private Company to increased risk and losses.

The Partnership did not make a distribution to its unitholders for the quarters ended June 30, 2008, September 30, 2008, December 31, 2008 or March 31, 2009 due to the existing events of default under its credit agreement and the uncertainty of its future cash flows relating to the Private Company’s Bankruptcy Filings.

The Partnership’s management and the board of directors of its general partner are currently evaluating the impact of these matters on the financial statements. The Partnership continues to face uncertainties relating to its future revenues and operations due to the Bankruptcy Filings and the events and uncertainties related thereto. These items raise substantial doubt about the Partnership’s ability to continue as a going concern. The Partnership expects to file its 10-Q for the quarter ended March 31, 2009 as soon as is reasonably practicable after such evaluation has been completed.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Alex G. Stallings	(918)	524-8144
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  Form 10-Q for the quarter ended September 30, 2008.

  Form 10-K for the year ended December 31, 2008.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  In February 2008, the Partnership purchased land, receiving infrastructure, machinery, pumps and piping and 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities from the Private Company. In connection with this acquisition, the Partnership (i) entered into a Terminalling and Storage Agreement (the “Terminalling Agreement”) with the Private Company and certain of its subsidiaries under which the Partnership provided liquid asphalt cement terminalling and storage and throughput services to the Private Company and the Private Company agreed to use the Partnership’s services at certain minimum levels and (ii) entered into the Amended and Restated Omnibus Agreement (the “Amended Omnibus Agreement”) with the Private Company under which the Partnership reimbursed the Private Company for the provision of various general and administrative services for the Partnership’s benefit. In connection with the Settlement, the Partnership agreed to waive fees owed it by the Private Company pursuant to the Terminalling Agreement and the Private Company agreed to waive fees owed it by the Partnership pursuant to the Amended Omnibus Agreement.

  In addition, during 2008 the Partnership made two additional acquisitions from the Private Company. On May 12, 2008, the Partnership purchased the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that originates in Ardmore, Oklahoma and terminates in Drumright, Oklahoma. On May 30, 2008, the Partnership purchased eight recently constructed crude oil storage tanks located at the Cushing Interchange and the Private Company assigned a take-or-pay, fee-based agreement to the Partnership that commits substantially all of the 2.0 million barrels of new storage to a third-party customer through August 2010. The Partnership expects that these acquisitions will result in increased costs and potentially increased revenues during the quarter ended March 31, 2009 as compared to the quarter ended March 31, 2008.

  In addition, pursuant to an order entered by the Bankruptcy Court on September 9, 2008, the Private Company made payments under the Throughput Agreement after the time of the order based upon actual volumes for each month at a rate equal to the average rate charged by the Partnership to third-party shippers in the same geographical area. During the first quarter of 2008, the Private Company made payments under the Throughput Agreement between the parties based upon the contractual minimums outlined in the Throughput Agreement at the minimum rates indicated therein. Although the Partnership has entered into crude oil terminalling, storage, gathering and transportation contracts with third parties to replace certain of the volumes that were not provided to the Private Company, the Partnership expects that change in payments under the Throughput Agreement will result in decreased revenues during the quarter ended March 31, 2009 as compared to the quarter ended March 31, 2008.

  In addition, the Partnership expects increased general and administrative expenses during the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008 due to the increased costs related to legal and financial advisors as well as other related costs in connection with events related to the Bankruptcy Filings, the securities litigation and governmental investigations, and the Partnership’s efforts to enter into storage contracts with third party customers and pursue merger opportunities. General and administrative expenses are expected to increase by approximately $5.0 million, or approximately 167%, to approximately $8.0 million for the quarter ended March 31, 2009 compared to $3.0 million for the quarter ended March 31, 2008. The Partnership expects the increased level of general and administrative expenses to continue through 2009.

  In addition, the Partnership expects increased interest expense during the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008 due to the events of default that existed under its credit facility and the associated forbearance agreement and amendments related thereto. Interest expense is expected to increase by approximately $6.2 million, or approximately 122%, to approximately $11.3 million for the quarter ended March 31, 2009 compared to $5.1 million for the quarter ended March 31, 2008. The Partnership expects the increased level of interest expense to continue through 2009 as compared to 2008 due to the terms and conditions of the Credit Agreement Amendment.

SEMGROUP ENERGY PARTNERS, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-12-2009	By /s/	Alex G. Stallings	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).